United States securities and exchange commission logo





                              February 8, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted January
31, 2023
                                                            CIK No. 001791942

       Dear Gilberto Tomazoni:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       General

   1. We note your revised disclosure that the exchange ratio will result in each JBS S.A.
                                                        shareholder receiving
"substantially the same economic interest" in the total capital of JBS
                                                        N.V. as it had in JBS
S.A. Please further revise to clarify how each shareholder's economic interest will
differ as a result of the restructuring. Highlight any difference in the economic interests
of Class A and Class B shareholders.
 Gilberto Tomazoni
FirstName
JBS B.V. LastNameGilberto Tomazoni
Comapany8,NameJBS
February   2023    B.V.
February
Page 2 8, 2023 Page 2
FirstName LastName
The Proposed Transaction
Purpose of the Proposed Transaction, page 63

2. We note that your revised disclosure regarding LuxCo does not appear to explain the purpose for the intermediate steps involving this Luxembourg entity. Please further revise to clarify the regulatory, tax-related, or other goals that the use of LuxCo is intended to achieve, including the consequences if the proposed transaction were structured to not include LuxCo.
Description of Material Indebtedness, page 140

3. We note recent media reports that indicate JBS S.A. sold $3.2 billion worth of "green
         bonds" linked to the company   s sustainability goals in 2021. Please
revise your disclosure
         to describe the material terms of such indebtedness, including the nature of the sustainability goals and how you will determine whether these have been met.
Taxation, page 207

4. We note your response to prior comment 11. However, we reissue our comment in part since the revised disclosure on page 215 appears to describe the first step of the restructuring, but not the tax consequences to the controlling shareholders. If the tax consequences of the restructuring are materially different or more favorable to the holders who will receive Class B shares, revise to clearly so state, explain the different tax treatment and underlying reasons, and indicate whether and how this tax treatment was considered in structuring the transactions that comprise the restructuring.
        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      John Vetterli